FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  09 March 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                            International Power plc

          Performance Share Plan:  Vesting of 2003 Conditional Awards

              Share Retention Arrangements for Executive Directors

                Performance Share Plan: 2006 Conditional Awards



1.    Performance Share Plan



This notification is to advise that on 8 March 2006 the following shares were vested to Executive Directors and persons discharging managerial responsibility pursuant to the terms of the Performance Share Plan due to the fulfilment of all the performance conditions in respect of the awards made in March 2003:


    Executive Director             Shares Vested          Shares sold to meet tax      Shares Retained
                                                                liabilities


Phil Cox                                        759,169                     311,260                447,909
Tony Concannon                                   67,994                      27,878                 40,116
Steve Riley                                      88,505                      36,288                 52,217
Mark Williamson                                  99,164                      40,658                 58,506




    Persons Discharging            Shares Vested                Shares Sold            Shares Retained
Managerial Responsibilities


Peter Barlow                                    132,125                           0                132,125
Penny Chalmers                                   92,264                      92,264                      0
Gareth Griffiths                                105,502                     105,502                      0
Vince Harris                                    111,973                     111,973                      0
Sean Neely                                       88,253                      63,253                 25,000
Ken Oakley                                       99,164                      93,164                  6,000
Stephen Ramsay                                  108,311                     105,038                  3,273
Ranald Spiers                                    88,505                      36,288                 52,217
Ken Teasdale                                    108,311                     108,311                      0



The shares sold were at a price of 269.7092 pence per share.




2.         Share Retention Arrangements



This notification is to advise that, on 8 March 2006, as part of the Company's Share Retention Arrangements, shares were awarded to Executive Directors of the Company as detailed below:


                                               No. of Shares

                Awarded           Sold to meet              Retained
                                  tax liabilities

Philip Cox        181,125             74,261                   106,864
Tony Concannon     86,925             35,639                    51,286
Bruce Levy        102,311             41,947                    60,364
Steve Riley        98,325             40,313                    58,012
Mark Williamson   106,950             43,849                    63,101


The Share Retention Arrangement is designed to, over the medium term, assist in increasing the share holding of Executive Directors to at least 100% of their base salary. It provides for Executive Directors to receive the above shares in lieu of 50% of their 2005 earned annual cash bonus. The Executive Director must retain these shares until January 2007, unless the Executive Director can show that after selling, he still holds at least 100% of his base salary in Company shares. This is the last award under this arrangement.


Following the vesting of the awards of shares under the Performance Share Plan and the Share Retention Arrangements listed above the shareholding of the Executive Directors of the Company are as follows:



                                Total holding         Percentage of issued
                           following notification        share capital

Phil Cox                              729,134                0.049
Tony Concannon                        163,584                0.011
Bruce Levy                             90,364                0.006
Steve Riley                           205,140                0.014
Mark Williamson                       227,426                0.015




3.         The Performance Share Plan



As part of the Company's normal policy regarding long term incentive arrangements for Directors and Senior Managers, the Committee has made the following Conditional Awards of shares under the terms of the Performance Share Plan to Executive Directors and persons discharging managerial responsibility:


A Conditional Award over the following numbers of shares of the Company to:



(I) the following Executive Directors:


                               No. of Shares

Philip Cox                        434,163
Tony Concannon                    176,156
Bruce Levy                        184,432
Steve Riley                       176,156
Mark Williamson                   192,170


(II) The following persons discharging managerial responsibility


                               No. of Shares

Peter Barlow                      73,309
Penny Chalmers                    60,498
Gareth Griffiths                  56,939
Vince Harris                      61,032
Sean Neely                        58,718
Ken Oakley                        50,533
Stephen Ramsay                    55,160
Ranald Spiers                     73,309
Ken Teasdale                      65,124



The above awards will normally vest after the end of a three-year period commencing on 1 January 2006 and ending on 31 December 2008 ("the Performance Period"), subject to the satisfactory performance of the performance conditions. The performance conditions that apply to the above awards are based on growth in normalised earnings per share (EPS Growth) and Total Shareholder Return ("TSR"). Under the EPS condition (which relates to half of the award), 25% of the EPS element of the award will vest after 31 December 2008 if EPS for the year ended 31 December 2008 is not less than 21 pence per share. 100% of this element of the award will vest if EPS for the year ended 31 December 2008 is equal to or greater than 24 pence per share. Vesting will be pro rated for EPS performance between these two points. Half of the award depends on TSR performance of the Company measured against companies in the FTSE 51-100 grouping. 25% of this element of the award will vest for median TSR performance during the Performance Period and 100% of this element will vest for upper quartile performance during the Performance Period. This element of the award is subject to the Remuneration Committee satisfying itself that the Company's TSR performance is a genuine reflection of the underlying performance of the Company during the Performance Period.


Executive Directors have to retain 10% of any shares vested to them pursuant to this award.


In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on Tuesday 7 March 2006 (this being the day before the Award Date), being 281.0 pence per share. The award for Philip Cox represents an award of 200% of his annual basic salary and the awards for each of Tony Concannon, Bruce Levy, Steve Riley and Mark Williamson represent 150% of their annual basic salary.


Stephen Ramsay
Company Secretary


                                            INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary